

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

David H. Dingus
Principal Executive Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

> **Re:** **AZZ incorporated**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed May 12, 2010**
> **Definitive Proxy Statement**
> **Filed June 1, 2010**
> **Form 10-Q for the Period Ended August 31, 2010**
> **Filed October 1, 2010**
> **File No. 001-12777**

Dear Mr. Dingus:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director